Exhibit 99

Unaudited Pro Forma Combined Statement of Income

On March 31, 2006, ConocoPhillips completed the acquisition of Burlington Resources Inc. (BR). The following unaudited pro forma financial statement combines the unaudited, historical consolidated statement of income of Burlington Resources for the three months ended March 31, 2006, with the unaudited, historical consolidated statement of income of ConocoPhillips for the six months ended June 30, 2006, giving effect to the acquisition using the purchase method of accounting. The unaudited pro forma combined statement of income assumes the acquisition was effected on January 1, 2006. The accounting policies of ConocoPhillips and BR were comparable.

The unaudited pro forma combined statement of income is for illustrative purposes only. The financial results may have been different had the companies always been combined. Further, the unaudited pro forma combined statement of income does not reflect anticipated synergies resulting from the acquisition. You should not rely on the pro forma combined statement of income as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that ConocoPhillips will experience.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

	Millions of Dollars
Six Months Ended June 30, 2006	ConocoPhillips	BR*	Pro Forma Adjustments		ConocoPhillips and BR Pro Forma Combined

Revenues and Other Income
Sales and other operating revenues	$94,055	2,124	(219)	(a)	95,960
Equity in earnings of affiliates	2,124	1	—		2,125
Other income	224	50	—		274
Total Revenues and Other Income	96,403	2,175	(219)		98,359

Costs and Expenses
Purchased crude oil, natural gas and products	62,903	—	(219)	(a)	62,684
Production and operating expenses	4,909	336	—		5,245
Selling, general and administrative expenses	1,176	79	—		1,255
Exploration expenses	246	67	—		313
Depreciation, depletion and amortization	3,145	390	254	(b)	3,789
Property impairments	50	—	—		50
Taxes other than income taxes	8,808	112	—		8,920
Accretion on discounted liabilities	133	9	—		142
Interest and debt expense	475	72	176	(c)	723
Foreign currency transaction losses (gains)	40	(2)	—		38
Minority interests	39	—	—		39
Total Costs and Expenses	81,924	1,063	211		83,198
Income from continuing operations before income taxes	14,479	1,112	(430)		15,161
Provision for income taxes	6,002	368	(129	)(d)	6,241
Income From Continuing Operations	8,477	744	(301)		8,920

Income From Continuing Operations Per Share of Common Stock (dollars)
Basic	5.58				5.39
Diluted	5.49				5.31
Average Common Shares Outstanding (in thousands)
Basic	1,519,593				1,654,046	(e)
Diluted	1,542,752				1,678,603	(e)
*Three months ended March 31, 2006.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

(a)                                  Reflects the elimination of sales from BR to ConocoPhillips.

(b)                                 Reflects increased depreciation, depletion and amortization related to the “step-up” of properties, plants and equipment to their estimated fair value. Producing properties, grouped at a BR divisional level in the United States and by country internationally, were assigned first-year unit-of-production depreciation rates ranging from 5 percent to 25 percent, while pooled leaseholds and corporate assets were assigned straight-line depreciation rates ranging from five to 25 years.

(c)                                  Reflects: 1) the increase in long-term debt to fund the cash portion of the purchase price at ConocoPhillips’ current borrowing interest rate of 5.70 percent, and 2) the restatement of BR’s debt to fair value as of March 31, 2006, and the corresponding reduction in interest expense as the resulting $442 million premium is amortized over a weighted-average effective yield period of 12 years. A one-eighth percent increase in the average borrowing rate would increase before-tax pro-forma-basis interest expense by $5 million.

(d)                                 The pro forma adjustment to income tax reflects the statutory federal and state income tax impacts of the pro forma adjustments to BR’s pretax income, and also includes the estimated effect of the acquisition on ConocoPhillips’ interest expense allocated to foreign sources.

(e)                                  Reflects the exchange of outstanding BR stock, the issuance of 270.4 million shares of ConocoPhillips common stock (including 32.1 million treasury shares) issued to BR stockholders as consideration in the merger, and, for diluted average common shares outstanding, the effect of ConocoPhillips stock options issued in the exchange to BR stock option holders, as well as non-vested restricted stock.